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BMO is Canada’s High-Return, Low-Risk Bank, CEO Comper Tells Annual Meeting

BMO aims to be top-performing financial services organization in North America

TORONTO, February 22, 2005 – Canadian banks have been “on a streak” over the past 20 years, delivering double-digit returns to bank shareholders on their investments. And of all the banks, none has offered a better mix of low risk and high return than BMO Financial Group, President and CEO Tony Comper told shareholders today at the company’s 187th Annual Meeting.

Mr. Comper cited a study by Boston Consulting Group that showed BMO now ranks as the number six financial institution in the world in terms of Risk-Adjusted Total Shareholder Return generated over the five-year period ending in 2003.

Over the past 20 years right up to our most recent year-end, BMO shareholders earned an average annual Total Shareholder Return of 17.5%, almost twice the TSX average during the same time frame.

“If you take just the past five years, when we have been repositioning BMO for the future, our return to shareholders has nonetheless averaged 18.9% per year,” he said.

“We have a solid reputation as Canada’s high-return, low-risk bank with a high return on equity and a good track record for stability, earnings consistency and strong dividend growth.”

“In 2004, we grew earnings per share by 29% — the second-best annual increase in our Canadian peer group — performing especially well against all of our financial targets for the year. All three operating groups had a hand in this success, with each of them turning in record-setting profits. These results, as well as our confidence in the future, enabled us to increase BMO’s quarterly dividend by 26% during the year.”

“We compete on a daily basis on both sides of the border, and with some of the best-managed banks in the world — a long-time fact that is sadly lost on far too many people,” said Mr. Comper.

Mr. Comper noted that the Big Five banks, including BMO, will be stepping up the pace of foreign acquisitions.

“For us, that obviously means the United States, where consolidation is now moving along smartly. And where, as evidenced by our acquisition of three more banks in the U.S. Midwest over the past year or so — an investment of more than $560 million — we are very much in the thick of it,” he said.

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“Despite the fact that the competition grows ever fiercer for dominance in this third-largest marketplace in the U.S., we are confident that, when the dust clears, Harris will emerge as the No.1 personal and business bank in the U.S. Midwest, as well as a leading player in the corporate mid-market and wealth management sectors in the Midwest, and a major player, nationwide, in wealth management services.”

Stronger Canadian dollar makes potential acquisitions more affordable

Mr. Comper told shareholders that with the foundational work almost complete in the U.S., BMO is now highly focused on expanding Harris’s footprint at a faster pace than it has to date. BMO will be considering a range of opportunities, including banks with a purchase price of $2 billion or more.

He noted that a $2-billion acquisition would represent less than 10% of BMO’s market capitalization and that the bank is willing to spend more for a property that is a good strategic, cultural and financial fit.

“We are building on the strengths that have got us where we are today, and developing new strengths to get us where we plan to be tomorrow,” he said.

Goal to become top-performing FI is within reach

“So when I say, matter-of-factly, that BMO is aiming to become the top-performing financial services organization in North America, that’s because this goal really is within our reach,” Mr. Comper told shareholders.

“We have identified the right business mix, the right growth strategy and the right priorities to build on our growing reputation as Canada’s high-return, low-risk bank.”

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452

Internet: www.bmo.com/investorrelations